UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2025

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, including the information set forth in Exhibit No. 1, but excluding the information set forth in Exhibit No. 2 and Exhibit No. 3 shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-283007 and 333-283008), as such prospectuses may be amended or supplemented from time to time.

The financial information for the three months ended December 31, 2024 has not been audited or reviewed by any independent registered public accounting firm and has been derived from the unaudited financial statements for the quarterly period ended December 31, 2024. Any other financial information provided as at a date after September 30, 2024 has not been audited or reviewed by any independent registered public accounting firm either. The information contained in this Report is based on management’s current information, including management’s view of a wide variety of significant business, economic and competitive risks and uncertainties. Certain data herein may involve underlying estimates, assumptions and judgments when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions. Any change in such estimates, assumptions and/or judgments resulting from new information or from changes in circumstances or experience could result in Westpac incurring losses greater than those anticipated or provided for.

Content in this announcement principally covers and compares the three months ended December 31, 2024 (“1Q25”) and second half 2024 (“2H24”) quarterly average periods unless otherwise stated. The 2H24 quarterly averages have been calculated using the simple arithmetic average of each financial item for the three months ended June 30, 2024 and the three months ended September 30, 2024. All dollar values in this report are in Australian dollars unless otherwise noted or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ’$’, ‘AUD’ or ‘A$’ are to Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items, are not defined by Australian Accounting Standards (“AAS”). These non-AAS measures are identified and described in the ‘Reading this report’ section of the Performance Review in Westpac’s 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

On February 17, 2025, Westpac Group (“Westpac” or “the Group”) provided the market with an update of its performance for 1Q25. The update coincided with the release of Westpac’s Pillar 3 Report for 1Q25.

Westpac 1Q25 update

The Group delivered unaudited net profit of $1.7 billion for 1Q25. The impact of Notable Items, related solely to hedge accounting which will reverse over time, drove the 9% decline in both net profit and pre-provision profit compared to the second half 2024 quarterly average.

Excluding Notable Items, unaudited net profit increased 3% to $1.9 billion. Preprovision profit grew 3% with revenue increasing 2% and expenses rising 1%.

Customer deposit growth was $14.4 billion and loan growth was $13.4 billion for 1Q25.

Operating trends

The Group net interest margin (“NIM”) for 1Q25 was 1.82% and comprised of:

•	Core NIM[1] of 1.81%, down 2 basis points. A provision release in 2H24 contributed 1 basis point to the margin decline. The modest decline reflects prudent management in the context of ongoing mortgage competition and further deposit mix shift towards lower spread savings and term deposits. Higher earnings on capital and hedged deposits partly offset these impacts;

•	Treasury and Markets income of 13 basis points; and

•	Notable Items from unrealised fair value losses related to economic hedges of term funding detracted 12 basis points. These items reverse over time.

Net interest income decreased by 6% in 1Q25. Excluding Notable Items net interest income increased 1% with average interest earning assets up 1% and a modest decline in net interest margin.

Non-interest income increased 12%. Excluding Notable Items non-interest income increased 9%, reflecting higher financial markets revenue.

Expenses increased 1% with wage and salary growth partly offset by seasonally lower investment spend. Annual wage rises apply from 1 January 2025 and UNITE investment is expected to ramp up.

Impairment charges to average loans of 5 basis points, up from 4 basis points, remain low and reflect continued resilience by customers.

Financial strength

The Group CET1 capital ratio was 11.9% as at December 31, 2024. The 62 basis point decline in the quarter reflected the 2H24 dividend payment and higher Risk Weighted Assets (“RWA”) from loan growth and Interest Rate Risk in the Banking Book.

The Group quarterly average liquidity coverage ratio was 131% and the net stable funding ratio was 113% for 1Q25.

Group credit impairment provisions were $5.1 billion as at December 31, 2024. The ratio of collectively assessed provisions to credit RWA decreased slightly to 1.28% as at December 31, 2024.

1 Core net interest margin is calculated by excluding Notable Items and Treasury and Markets.

Financial summary2

			Excluding Notable Items
$bn	1Q25	% movement 1Q25 - 2H24 qtr average	1Q25	% movement 1Q25 - 2H24 qtr average
Net interest income	4.5	(6)	4.8	1
Non-interest income	0.8	12	0.8	9
Net operating income	5.3	(4)	5.6	2
Operating expenses	(2.8)	1	(2.8)	1
Pre-provision profit	2.5	(9)	2.8	3
Impairment charges	(0.1)	9	(0.1)	9
Tax and non-controlling interests (“NCI”)	(0.7)	(9)	(0.8)	2
Net profit after tax	1.7	(9)	1.9	3
Return on equity (“ROE”)	9.4%	(88bps )	10.5%	32bps

Quarterly net profit3

					Excluding Notable Items
$bn	3Q24	4Q24	2H24 qtr average	1Q25	3Q24	4Q24	2H24 qtr average	1Q25
Net interest income	4.7	5.0	4.8	4.5	4.7	4.9	4.8	4.8
Non-interest income	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.8
Net operating income	5.4	5.6	5.5	5.3	5.4	5.5	5.5	5.6
Operating expenses	(2.7)	(2.8)	(2.8)	(2.8)	(2.7)	(2.8)	(2.8)	(2.8)
Pre-provision profit	2.6	2.8	2.7	2.5	2.7	2.7	2.7	2.8
Impairment charges	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Tax and NCI	(0.8)	(0.8)	(0.8)	(0.7)	(0.8)	(0.8)	(0.8)	(0.8)
Net profit after tax	1.8	1.9	1.8	1.7	1.8	1.8	1.8	1.9
ROE	10.0%	10.5%	10.2%	9.4%	10.1%	10.1%	10.1%	10.5%

Index to Exhibits

Exhibit No.	Description

1	Westpac Group December 2024 Pillar 3 Report
2	ASX Release – Westpac 1Q25 Update
3	ASX Release – Westpac 1Q25 Investor Discussion Pack

2 Table may not add up due to rounding.

3 Table may not add up due to rounding.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.

Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our current intent, belief or expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and liquidity and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data.

Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘objective’, ‘ambition’ or other similar words are used to identify forward-looking statements. These statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based upon management’s current expectations or beliefs concerning future developments and their potential effect upon us.

Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this Report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this Report.

There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the section titled ‘Risk factors’ in Westpac’s 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to us, investors and others relying on information in this Report should carefully consider such factors and other uncertainties and events.

Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this Report, whether from new information, future events, conditions, or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 18, 2025	By:	/s/ Esther Choi
Esther Choi
Tier One Attorney